UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 001-41092

FORM 12b-25	CUSIP Number 456696103
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WaveDancer, Inc.
Full Name of Registrant

Former Name if Applicable

12015 Lee Jackson Memorial Highway, Suite 210
Address of Principal Executive Office (Street and Number)

Fairfax, Virginia 22033
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WaveDancer, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Quarterly Report”) by the November 14, 2022 filing date applicable to non-accelerated filers due to internal resource constraints caused by the prolonged illness of a key member of the Company’s financial reporting team while simultaneously addressing the additional complex reporting elements of segment reporting and the evaluation of long-lived assets and goodwill for impairment.

The Company is in the process of finalizing its assessment of the recoverability of long-lived assets, including intangibles, and the impairment of goodwill.

The Company intends to file the Quarterly Report as soon as practicable within the extension period of 5 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy Hannon	703	383-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our earnings statements to be included in our Quarterly Report will reflect a significant change from last year’s results. The Company’s revenue for the three months ended September 30, 2022 decreased by 46.4%, or $2.0 million, from $4.3 million in 2021 to $2.3 million in 2022. This decrease reflects a de-emphasis by the Company of low-margin sales of third-party software, which is represented by a decline in software sales revenue of 87.2%, or $1.3 million.

The Company’s revenue for the nine months ended September 30, 2022 decreased by 22.7%, or $2.8 million, from $12.4 million in 2021 to $9.6 million in 2022. This decrease reflects a de-emphasis by the Company of low-margin sales of third-party software, resulting in a decline in software sales revenue of 33.2%, or $1.3 million. We will also report a $1.5 million decrease in professional services revenue comprising the net of decreases from changes in phases of software modernization projects and increases due to revenue generated from the Gray Matters, Inc. and Tellenger, Inc. acquisitions.

The Company’s gross profit was $1.8 million for the nine months ended September 30, 2022, as compared to $3.0 million in the comparable period in 2021, a decrease of $1.2 million or 39.5%. The decrease includes 1) professional services net gross profit decrease of $1.2 million including a net decrease of $0.7 million from our core professional services business and an additional negative gross profit of by $0.5 million attributable to the Gray Matters acquisition; and 2) increased gross profit of $78 thousand from third-party software sales .

Selling, general and administrative expenses (“SG&A”) increased significantly in the three months ended September 30, 2022 to $2.9 million versus $1.0 million in the comparable 2021 quarter. This increase is primarily attributable to the Company’s adoption of its new business strategy, beginning in September 2021, with 86.5% of the increase attributable to stock-based compensation, salaries and benefits, legal and professional fees, and amortization.

SG&A also increased significantly in the nine months ended September 30, 2022 to $8.9 million versus $2.5 million in the comparable 2021 period. This increase is primarily attributable to the Company’s adoption of its new business strategy, beginning in September 2021, with 84.6% of the increase attributable to salaries and benefits, legal and professional fees, stock-based compensation, and amortization.

For the three months and nine months ended September 30, 2022, the Company is finalizing its assessment of the recoverability of long-lived assets, including intangibles, and expects to recognize an impairment to its goodwill related to the Gray Matters, Inc. acquisition. The amount of the impairment is being finalized. There was no such impairment recognized in 2021.

As a result of the decreases in revenue, increases in SG&A, and the goodwill impairment charge, the Company will report an operating loss for the three months ended September 30, 2022 that will be significantly greater than the loss reported for the comparable period in 2021.The amount of the loss is subject to finalizing our assessment of the recoverability of long-lived assets, including intangibles, and our finalizing the amount of the goodwill impairment charge and as a result a reasonable estimate cannot yet be made.

WaveDancer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2022	By	/s/ Timothy G. Hannon
Timothy G. Hannon
Chief Financial Officer
(Principal Financial and Accounting Officer)